Exhibit 8.1

March 28, 2006

Accredited Home Lenders, Inc.

15090 Avenue of Science

San Diego, California 92128

Accredited Mortgage Loan REIT Trust

15090 Avenue of Science

San Diego, California 92128

Re:	Accredited Mortgage Loan Trust 2006-1

Ladies and Gentlemen:

We have acted as counsel to Accredited Home Lenders, Inc. (“AHL”), in its capacities as sponsor and servicer and Accredited Mortgage Loan REIT Trust, a wholly-owned subsidiary of AHL, as depositor (the “Depositor”), in connection with the issuance and sale of Mortgage Loan Asset-Backed Notes, Series 2006-1 (the “Notes”), issued by Accredited Mortgage Loan Trust 2006-1 (the “Issuing Entity”) as contemplated by a prospectus dated June 14, 2005 as supplemented by a prospectus supplement dated March 20, 2006 (collectively, the “Prospectus”).

A Registration Statement of AHL and the Depositor (File Nos. 333-124435 and 333-124435-01) was filed with the Securities and Exchange Commission on Form S-3. As set forth in the Prospectus, the Notes will be issued under and pursuant to the Indenture, dated as of March 1, 2006 (the “Indenture”) between the Issuing Entity and Deutsche Bank National Trust Company, as the indenture trustee (the “Indenture Trustee”).

We have examined the question of whether the Prospectus accurately describes the tax treatment of the Notes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of tax counsel is not binding on the courts or the Internal Revenue Service.

Based upon and subject to the foregoing, we are of the opinion that the statements contained under the caption “Material Federal Income Tax Consequences” in the Prospectus insofar as they purport to constitute a summary of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, and subject to the exceptions, limitations and qualifications contained therein, constitute an accurate summary of the matters described therein in all material respects.

We hereby consent to the filing of this opinion as an exhibit to AHL’s and the Depositor’s Registration Statement on Form S-3 (File Nos. 333-124435 and 333-124435-01) and to the references to this firm in the Prospectus which forms a part of the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

Pursuant to U.S. Treasury Department Circular 230, any tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties. Further, this advice was written to support the promotion or marketing of the transaction and/or matters addressed herein and each affected party should seek advice based on its particular circumstances from an independent tax advisor.

Very truly yours,

/s/ Dewey Ballantine LLP